Exhibit 99.1

Randgold & Exploration Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1992/005642/06)

Share code: RNG

ISIN: ZAE000008819 (Suspended)

Nasdaq trading symbol: RANGY (delisted)

ADR ticker symbol: RNG

("Randgold" or "the Company")

DIRECTORATE: NEW APPOINTMENTS.

In compliance with section 3.59 of the Listings Requirements of the JSE Limited, notification is hereby given that Mr. Thomas Graham Dale and Mr Johann Blersch have been appointed as directors of the Company with effect from 14th August 2006.

The board of Randgold & Exploration Company, Limited is now as follows:

David Morris Nurek	-	(Non-Executive Chairman)
Peter Henry Gray	-	(Chief Executive Officer)
Andrew Christoffel Nissen	-	(Independent Non - Executive Director)
Motsehoa Brenda Madumise	-	(Independent Non - Executive Director)
Johann Blersch	-	(Independent Non - Executive Director)
Thomas Graham Dale	-	(Independent Non - Executive Director)

14th August 2006

Johannesburg

Sponsor

Sasfin Capital